SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Fiscal Year ended February 28, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT [NO FEE REQUIRED]

Commission File No. 0-2733

A. Full title of the plan and the address of the plan,

if different from that of the issuer named below.

AZZ INCORPORATED EMPLOYEE

BENEFIT PLAN & TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AZZ incorporated

1300 South University Drive

Suite 200

Fort Worth, TX 76107

AZZ INCORPORATED EMPLOYEE BENEFIT PLAN & TRUST

FORM 11-K FOR THE YEAR ENDED FEBRUARY 28, 2003

SIGNATURES

REPORT OF INDEPENDENT AUDITORS	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits at February 28, 2003 and February 28, 2002	2

Statements of Changes in Net Assets Available for Benefits for the Years ended February 28, 2003 and February 28, 2002	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES:	10

Item 27a—Schedule of Assets Held for Investment Purposes at February 28, 2003 and related supplemental Schedule H, line 4d - Schedule of Non-exempt Transactions.	11

EXHIBITS:	13

23.2 Consent of Whitley Penn	13

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the AZZ incorporated Employee Benefit Plan & Trust have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AZZ incorporated Employee Benefit Plan & Trust

By	/s/ David H. Dingus
David H. Dingus
Administrative Committee Member

By	/s/ Dana L. Perry
Dana L. Perry
Administrative Committee Member

Date: July 23, 2004

AZZ incorporated

Employee Benefit Plan & Trust

Financial Statements

and Supplemental Schedules

Years Ended February 28, 2003 and 2002

with Report of Independent Auditors

AZZ incorporated Employee Benefit Plan & Trust

Financial Statements and Supplemental Schedules

Years Ended February 28, 2003 and February 28, 2002

NOTE:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

REPORT OF INDEPENDENT AUDITORS

To the Plan Administrator of the

AZZ incorporated Employee Benefit Plan & Trust

We have audited the accompanying statements of net assets available for benefits of the AZZ incorporated Employee Benefit Plan & Trust as of February 28, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AZZ incorporated Employee Benefit Plan & Trust as of February 28, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fort Worth, Texas

August 15, 2003

AZZ incorporated Employee Benefit Plan & Trust

Statements of Net Assets Available for Benefits

	February 28, 2003	February 28, 2002
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$8,139,384	$9,093,413
Common stocks	264,855	488,074
Short-term investments	596,717	212,385

Total investments	9,000,956	9,793,872

Receivables:
Employer contributions	24,044	844,372
Participant contributions	62,918	48,353

Total receivables	86,962	892,725

Total assets	9,087,918	10,686,597

Liabilities
Excess contributions payable	14,532	50,633

Net Assets Available for Benefits	$9,073,386	$10,635,964

See accompanying notes to financial statements.

AZZ incorporated Employee Benefit Plan & Trust

Statement of Changes in Net Assets Available for Benefits

	Year Ended February 28, 2003	Year Ended February 28, 2002
Additions to Net Assets
Investment income (loss):
Interest and dividend income	$288,828	$301,731
Net realized and unrealized losses	(1,304,930)	(762,640)

Total investment loss	(1,016,102)	(460,909)

Contributions:
Employer	723,491	1,461,363
Participants	1,622,463	1,059,414
Rollovers	21,225	3,347

Total contributions	2,367,179	2,524,124

Total additions	1,351,077	2,063,215

Deductions from Net Assets
Benefits paid to participants	2,913,655	981,638

Net increase (decrease) in net assets available for benefits	(1,562,578)	1,081,577
Net assets available for benefits at beginning of year	10,635,964	9,554,387

Net assets available for benefits at end of year	$9,073,386	$10,635,964

See accompanying notes to financial statements.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements

February 28, 2003 and 2002

A. Description of the Plan

The following description of the AZZ incorporated Employee Benefit Plan & Trust, formerly the Aztec Manufacturing Co. Employee Benefit Plan & Trust (the “Plan”) provides only general information. The Plan is sponsored by AZZ incorporated, formerly Aztec Manufacturing Co. (the “Company”). Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its affiliates who have completed one year of service and attained 18 years of age. Entry dates into the Plan are no later than the earlier of (a) six months after such eligibility requirements are met, or (b) the first day of the first Plan year after such requirements are met.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2003, the Plan sponsor adopted the MFS Retirement Services, Inc. (“MFS”) Non-Standardized 401(k) Profit Sharing Plan and Trust and appointed First Nebraska Trust Company as the trustee of the trust established under the Plan. Effective upon such adoption participants are allowed to make tax-deferred contributions to the Plan and to change their investment options at any time.

Contributions

Participants may elect to contribute from 1% to 15% of their eligible compensation, subject to Internal Revenue Service limitations. The Company provides discretionary matching contributions equal to a percentage of participant contributions as determined annually by the Company’s board of directors. Additionally, the Company may contribute discretionary profit sharing amounts to the Plan as determined each year by the Company’s board of directors. To be eligible to receive matching contributions and profit sharing contributions, participants must be actively employed on the last day of the Plan year and must have completed 1,000 hours of service.

Participants may elect to commence voluntary contributions or modify the amount of voluntary contributions made on the first day of each quarter within the Plan year.

Participant Accounts

A separate account is maintained for each participant and is credited with the participant’s contributions, the Company’s contributions and actual earnings thereon as well as forfeitures of terminated participants’ non-vested accounts.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

A. Description of the Plan - continued

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts are reallocated among the remaining participants in the proportion that each participant’s compensation for the year bears to the total compensation of all participants for the year.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions to their account in a variety of nine investment options, which vary in degree of risk, with the exception of AZZ incorporated common stock for which participants may only hold or sell existing shares.

Investments are held by MFS, the record keeper, funding agent, and a party-in-interest. Under a trust agreement with the Company, First Nebraska Trust Company is a directed trustee. The Plan’s assets are invested in accordance with directions provided by the Company.

Participants may change their investment on the first day of each quarter within the Plan year.

Vesting

The participants’ voluntary contributions to the Plan plus actual earnings or losses thereon are fully vested at all times. The participant’s share of matching contributions and profit sharing contributions and earnings and losses thereon vest in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

Participants will vest 100% upon attainment of age 65, or in the event of death or disability while employed by the Company.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

A. Description of the Plan - continued

Participant Withdrawals

On termination of service, if a participant’s vested benefits are less than $5,000, the benefit is payable in a lump sum. If the vested benefit is greater than $5,000, the participant may elect to receive either a lump-sum amount or annual installments over a period not to exceed the life expectancy of the participant and the participant’s beneficiary. Prior to termination of service, a participant may elect to receive all or any portion of his accrued benefit if the participant has participated in the Plan at least seven years and is 100% vested.

B. Summary of Significant Accounting Policies

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results may differ from these estimates.

Investment Valuation

Investments in mutual funds are stated at fair value using quoted prices in an active market, which represent the net asset values of shares held by the Plan at year end. The investments in AZZ incorporated common stock are valued at the closing price on the New York Stock Exchange. Amounts invested on a short-term basis are in highly liquid assets; the fair value and cost basis of these invested funds are equal. Purchases and sales of securities are recorded on the trade dates. Gains or losses on sales of securities are calculated using the average cost of the securities sold. Interest income is recorded on the accrual basis.

All investments, earnings thereon, and uninvested cash were held by MFS under a trust agreement. The Plan’s investments are generally subject to market or credit risks customarily associated with debt and equity investments.

Contributions

Contributions from the participants and the employer are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

B. Summary of Significant Accounting Policies - continued

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. The Company or the Plan pays administrative expenses of the Plan. Administrative expenses paid by the Plan are properly reflected in the accompanying statements of changes in net assets available for benefits.

C. Investments

At February 28, individual investments that represent 5% or more of the fair value of net assets available for benefits are as follows:

2003
MFS Bond Fund A	$3,462,799
MFS Capital Opportunities Fund A	1,364,907
Massachusetts Investors Trust Fund A	1,236,958
MFS Global Equity Fund A	1,163,333
MFS Total Return Fund A	840,280
MFS Money Market Fund	596,717

2002
MFS Bond Fund A	$4,078,869
Massachusetts Investors Trust Fund A	1,606,454
MFS Global Equity Fund A	1,511,857
MFS Capital Opportunities Fund A	1,384,835
MFS Total Return Fund A	511,398

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

D. Forfeited Accounts

Approximately $79,000 and $166,000 of forfeitures were allocated to remaining participants during fiscal 2003 and 2002, respectively. At February 28, 2003, net assets available for benefits include approximately $166,000 of unallocated forfeitures that will be allocated among remaining participants in fiscal 2003.

E. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

F. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 24, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

The Plan sponsor, effective January 1, 2003, adopted the MFS Non-Standardized 401(k) Profit Sharing Plan and Trust and is in the process of filing for a determination letter. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

G. Non-exempt Transactions

The Plan Administrator has identified a non-exempt transaction that occurred during 2003. There was one instance where employee contributions to the Plan were not transferred to the trust within the required time period but were subsequently transmitted. As required by accounting principles generally accepted in the United States of America, a schedule of non-exempt transactions has been included as a supplemental schedule to the accompanying financial statements.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

H. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, at February 28, per the financial statements to the Form 5500:

	2003	2002
Net assets available for benefits per the financial statements	$9,073,386	$10,635,964
Amounts allocated to withdrawing participants	(10,355)	(10,930)

Net assets available for benefits per the Form 5500	$9,063,031	$10,625,034

The following is a reconciliation of benefits paid to participants during the year ended February 28, per the financial statements to the Form 5500:

	2003	2002
Benefits paid to participants per the financial statements	$2,913,655	$981,638
Amounts allocated to withdrawing participants	10,355	10,930
Prior year allocations to withdrawing participants as payments on the current year financial statements	(10,930)	(9,779)

Benefits paid to participants per the Form 5500	$2,913,080	$982,789

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan’s year end but not yet paid as of that date.

SUPPLEMENTAL SCHEDULES

AZZ incorporated Employee Benefit Plan & Trust

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

February 28, 2003

Plan: 001

EIN: 75-0948250

(a)	(b) Identity of Issuer	(c) Description of Investments	(d) Cost	(e) Fair Value
*	MFS	MFS Bond Fund A	$—	$3,462,799
*	MFS	MFS Capital Opportunities Fund A	—	1,364,907
*	MFS	Massachusetts Investors Trust Fund A	—	1,236,958
*	MFS	MFS Global Equity Fund A	—	1,163,333
*	MFS	MFS Total Return Fund A	—	840,280
*	MFS	MFS Money Market Fund	—	596,717
*	AZZ incorporated	AZZ incorporated common stock	—	264,855
*	MFS	MFS Value Fund A	—	40,834
	Franklin	Franklin Small-Mid Cap Growth Fund R	—	30,273

			$—	$9,000,956

*	Represents a party-in-interest to the Plan.

AZZ incorporated Employee Benefit Plan & Trust

Form 5500, Schedule H, Line 4d - Schedule of Non-exempt Transactions

February 28, 2003

Plan: 001

EIN: 75-0948250

(a) Identity of Party Involved	(b) Relationship to Plan	(c) Description of Transaction	(g) Expenses Incurred	(h) Cost of Asset	(i) Current Value of Asset	(j) Net Gain (Loss) on Each Transaction
AZZ incorporated	Plan Sponsor	Employee contributions not remitted to the trust in a timely manner	$—	$9,299	$9,299	$—